Treasury - Investor Relations Department

RECEIVED

2004 APR 20 P 12:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION - **REGISTERED MAIL**
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

File no. 82-4120

04024464

Date	Telephone number	Fax number	Reference
7 April 2004	+31-20 - 5490 509	+31 20 6461 099	T04-042/gl

Subject: Rule 12g3-2 (b); File no. 82-4120.

SUPPL

Dear Madam/Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) therunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

PROCESSED

APR 22 2004

THOMSON FINANCIAL

Yours sincerely,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer – Investor Relations Officer,

Grace E. Lapré, secretary

Enclosure: 2 press releases.

dlw 4/20

File no. 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, April 6, 2004

VENDEX KBB ANNUAL FIGURES 2003/04

- **Recession puts turnover and result under pressure in second half year**
- **Disappointing second half result Fashion**
- **Group result strongly affected by restructuring charge V&D**

Royal Vendex KBB has had a precarious year. The first half was favourable in spite of declining consumer spending in all countries where the group is active. In that period five of the six business units booked higher turnovers and better results. In the second half of the reporting year business was considerably hit by the recession.

On balance HEMA and DIY were able to exceed the good performance of the previous financial year. The results of Bijenkorf and Consumer Electronics remained respectively at and slightly below the level of the previous year. Fashion (in particular M&S) was confronted with poor market conditions in the second half of the year; after an excellent first half, the result came under pressure. V&D experienced a substantial loss which had a strongly negative impact on the total group result.

The results from operations (€ 73 million) were considerably lower than in the previous year (€ 138 million). Net profit amounted to € 9 million (previous year: € 202 million). Net turnover of the continued activities rose by 3% to € 4.45 billion. This increase is entirely attributable to acquisitions (the Leroy Merlin chain of DIY stores in Belgium). Without the effect of acquisitions there would have been no growth. The number of stores rose by nearly a hundred to 1,766 in seven countries. The number of employees fell slightly to circa 43,400.

NET TURNOVER AND OPERATING RESULT ON RETAIL ACTIVITIES (continued activities)

	Net turnover		Operating result on retail activities		Return on retail operating capital *(in percentages)*	
(x € million)	2003/04	2002/03*	2003/04	2002/03	2003/04	2002/03
HEMA	918	911	39	37	32	29
V&D	812	855	– 39	– 11	– 88	– 33
Restructuring charge V&D			*– 80*	*– 48*		
Bijenkorf	399	389	2	2	3	2
Do-It-Yourself	1,220	1,063	82	78	21	26
Fashion	457	456	35	46	31	46
Consumer electronics	603	615	17	25	19	34
Other activities / holding	42	38	– 19	– 31		
Total	**4,451**	**4,327**	**37**	**98**		
Internal rental income			36	40		
Results from operations			**73**	**138**	**5**	**11**

* *Adjusted for purpose of comparison (see page 7)*

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

Market conditions
Non-food retail sales in the Netherlands have been under pressure since March 2003. Particularly in the clothing sector, which is important to the group, sharp falls in turnover were recorded. Moreover, in the second and third quarters retail sales were severely affected by the persistent warm weather; many consumers avoided the stores in town shopping centres. For the clothing segment the warm autumn was the prelude to a failed winter season. Early clearance sales with mark downs prices were the result. Stagnating consumer spending was also observed in other countries where the group is active. Market conditions were especially poor in Germany.

The economic downturn and the decline in consumer expenditure had an increasing impact on the group's retail business in the course of the year. The relatively weak turnover trend is reflected in the development of the results. Nevertheless there were some bright spots: most retail formats strengthened their market positions, had their costs well under control and ended the year with healthy stock levels.

HEMA
HEMA showed an increased result for the sixth year in succession. The operating profit on retail activities was up by more than 5%. The result was influenced by the starting-up losses in Germany; the result in the Netherlands, and especially in Belgium, rose steeply. Most product groups performed satisfactorily. HEMA stepped up the pace of expansion in Belgium, increasing the number of outlets there by seven to 34. In the Netherlands, HEMA opened eight mainly smaller outlets. The three pilot stores in Germany performed below expectations. After an interim evaluation some adjustments have been made aimed at making the HEMA format and assortment better known to the shopping public.

V&D
V&D's loss showed a strong increase. In the first half of the year the recovery measures taken in the previous financial year proved too insufficient to be effective. The half-yearly loss rose alarmingly and threatened to result in a large operating loss for the company over the whole year. A drastically renewed management team took a wide variety of measures in the second half of the financial year aimed at putting a stop to the losses and paving the way to a recovery of profitability. Partly as a result of these measures the operating loss (€ 35million in the first half of the year) was significantly reduced in the second half (to € 4 million). Including restructuring charges (€ 80 million, previous financial year € 48 million), the total loss amounted to € 119 million (previous year € 59 million). At the end of the financial year, a total cost saving on a yearly basis of over € 50 million was achieved, partly owing to a considerable reduction of the workforce. At the beginning of the current year five of the twelve department stores to be closed, have been shut down. Plans have meanwhile been made for a new basic concept. The changes are meant to lead to a structural recovery of profitability. The concept renewal is being introduced step by step and will be visible in the stores from the autumn of 2004.

Bijenkorf
Bijenkorf turned in an unchanged result. The three fashion branches performed exceptionally well and reported higher turnovers in a poor market. The new store in Maastricht got off to a good start at the end of August 2003 and has since performed in accordance with expectations. The store opened in Enschede in 2002 is not doing as well as expected, owing in particular to the long duration of the major infrastructural works taking place around the department store. The flagship store in Amsterdam suffered the consequences of the drastic internal refurbishments, the construction of a new metro line and the collapse of international tourism. The outlet store opened in Batavia Stad (Lelystad) has proved to be a successful step, not only for the timely clearance of surplus stocks but also for the more efficient management of mark-downs.

DIY
The result of the DIY group rose by more than 5%. Over 1% of this increase is due to the takeover of Leroy Merlin in Belgium, whose results have been consolidated since 1 July. In the Netherlands, where the growth of the DIY market for the first time in many years came to a standstill and expenditures showed a drop in the fourth quarter, the result of the largest format, Praxis, was down. Formido booked a significantly higher result. In Belgium Brico continued its upward trend, producing substantially higher results. Through the acquisition of the seven Belgian Leroy Merlin megastores and of the only Belgian Castorama megastore as well as through modest expansion of the existing format, the number of the group's outlets rose on balance by 11 to 315. The newly acquired DIY markets in Belgium will be integrated in the Brico organisation and will trade under the new name Brico Plan-it.

Fashion
The Fashion group booked a 24% lower result. This drop is almost entirely attributable to M&S which, after an outstanding first half, performed disappointingly in the second half. Due in part to the early clearance of the winter collection, margins and the result came under pressure. The consequence was a sharply lower annual result. In view of the developments in the second half of the year, a decision was taken to sharpen selling prices and parts of the collections. The number of M&S outlets rose by 32 to 417, owing in particular to further expansion in France. Hunkemöller's result was only slightly down compared with the favourable year 2002/03. A good first half year was followed by a weak third quarter. In the fourth quarter, Hunkemöller staged a slight recovery. Hunkemöller's performance in Germany was striking, showing a positive development in spite of a downward market trend. The number of Hunkemöller outlets rose by 20 to 276, mainly due to expansion in the Netherlands, Denmark and France. Claudia Sträter's result was down, but in terms of return on investment the format remained the best performer of the Vendex KBB group. In September 2003, Claudia Sträter started operating in the German market with the opening of a store in Münster.

Consumer Electronics
The result of Consumer Electronics fell by circa 6% relative to the normalised result of the previous financial year, when the total result was strongly influenced by a one-off gain (€ 7 million) mainly in connection with the termination of a contract for the distribution of mobile telephones. The multimedia and computer formats Dixons and Dynabyte had an excellent year, with higher turnovers and a good result. They benefited from the persisting demand for digital photography, notebooks, peripheral equipment and computer software. The retailers of household electronics It's, Modern Electronics and Prijstopper experienced the consequences of the poor market conditions. The result of It's was under pressure. Modern Electronics (including Prijstopper) profited from the restructuring measures implemented earlier and was able to achieve a fractional improvement of their (negative) result in a shrinking market.

Other Activities / Holding
The negative result of Other Activities / Holding was significantly reduced. The result includes a one-off pension charge of circa € 6 million in connection with the termination of a contract with an insurance company. The result of the previous financial year included an amount of € 15 million relating to the costs of restructuring and streamlining the group's ICT activities. The restructuring of the ICT activities was completed in the financial year and the loss reduced to zero.

The total **operating result on retail activities** was down from € 98 million to € 37 million. This drop is largely due to the greatly increased loss sustained by V&D. After adding the **internal rental result** (€ 36 million versus € 40 million last year), this leaves an **results from operations** of € 73 million (previous financial year € 138 million).

The table below shows the internal rental results of the three business units that own store property (HEMA, V&D and Bijenkorf) and the reconciliation of the operating result on retail activities with the results from operations.

(x € million)	HEMA		V&D		Bijenkorf	
	2003/04	2002/03	2003/04	2002/03	2003/04	2002/03
Operating result on retail activities	39	37	– 119	– 59	2	2
Internal rental income	17	17	9	13	10	10
Results from operations	56	54	– 110	– 46	12	12

Profit and Loss Account
The profit and loss account presented below shows the elements needed for arriving at the net profit from the operating result on continued activities. Various columns indicate significant differences between the financial year 2003/04 and 2002/03.

CONSOLIDATED PROFIT AND LOSS ACCOUNT *(x € million, unless otherwise stated)*	2003/04	2002/03
Net turnover	**4,451**	**4,687 ***
Net turnover continued activities	*4,451*	*4,327 **
Net turnover discontinued activities	–	*360*
Results from operations	**73**	**138**
Amortisation of goodwill	– 14	– 7
Result on disposal property	5	11
Operating result on continued activities	**64**	**142**
Operating result on discontinued activitities	– 3	162
Operating result total	**61**	**304**
Financial income and expenses	– 49	– 49
Changes in value	0	– 16
Result before taxation	12	239
Taxation	– 4	– 35
Results of participating interests	1	– 2
Net result	**9**	**202**
Net result per common share *(x euro)* **	0.10	2.23
Dividend *(x euro)*	0.10	0.51

** *Adjusted for the purpose of comparison (se page 7)*
* *The options on certificates of common shares outstanding at balance sheet date had no material diluting effect on net result per common share.*

Amortisation of goodwill
The item Amortisation of Goodwill rose sharply. The figure for the previous financial year (€ 7 million) related to the goodwill of the Belgian DIY chain Bricoacquired as from 1 April 2002. In the figure for the reporting year (€ 14 million), Brico counts for a full year and the Belgian activities of Leroy Merlin count for seven months.

Result on real estate
The result on the sale and redevelopment of real estate was appreciably lower. There were fewer sale-and-lease-back transactions in the financial year than in the previous year.

Operating result of discontinued activities
The operating result of discontinued activities was € 3 million negative. This is the balance of on the one hand a gain of € 4 million, arising from (among other things) the release of a provision for the FAO Schwarz company sold in January 2002, and, on the other hand, an expenditure of € 7 million for the settlement of pension commitments with a former company of the group. In the previous financial year, the result amounted to € 162 million. This related mainly to the book profit from the sale of six group companies to CVC and the result of these companies accruing to the group until the moment of their transfer (31 July 2002).

Financial income and expenses
Financial expenses remained unchanged at € 49 million. This item comprises a small amount relating to the refinancing of virtually the whole interest bearing debt and the available short-term credit lines in November 2003. The one-off costs of this refinancing (circa € 17 million) will be charged to the result during the lifetime of the various loans.

Changes in value
The item Changes in value was practically zero. The previous financial year showed a negative balance of € 16 million as a result of an exceptional devaluation of the group interests in a number of Brazilian shopping centres, which were sold in the second half of that year.

Taxes
The tax burden was influenced by a fiscal gain in connection with the settlement of the liquidation of FAO Schwarz and the fiscally unrecognised amortisation of goodwill. In the previous financial year, the tax burden was influenced in particular by the untaxed profit on the sale of six group companies to CVC.

Net profit
Many of the above-mentioned changes were non-recurring and partly explain the significant fall in net profit (€ 9 million compared to € 202 million in the previous financial year). Earnings per share amounted to € 0.10 compared to € 2.23 last year.

Dividend
The net profit will be transferred entirely to 'Other reserves'. On the B class preference shares, an 8% dividend will be paid. Upon approval of the annual accounts a dividend of € 0.10 will be declared per ordinary share certificate. Since this amount was made payable as interim dividend in September 2003, no final dividend will be distributed.

Outlook
The economic outlook is uncertain. The economic situation, especially in the Netherlands and Germany, shows no signs of recovery. In the Netherlands, where circa 82% of group turnover is realised, consumer confidence declined again in March of the current year after a slight recovery at the beginning of the year. Moreover, unemployment rose further. At this moment, there are no signs pointing to any quick revival of consumer spending.

Since there is continuing uncertainty about when a business cyclical recovery will occur and consumer spending will pick up again, no responsible forecast can be made about the developments to be expected in the group's turnover and result. Most of our retail formats have strong market positions. This constitutes a good basis for further growth in a reviving economy and given a turn-around in the development of consumer expenditure.

Investments in intangible and tangible fixed assets will amount in the current year to circa € 185 million, which are expected to be wholly financed out of the cash flow from operational activities. The work force (on the basis of full employment), disregarding acquisitions and / or disposals, will increase slightly as a result of expansion.

VENDEXKBB

GECONSOLIDATED BALANCE SHEET (before profit appropriation) *(x € million)*	January 31, 2004	January 31, 2003
Fixed assets		
Intangible fixed assets	251	187
Tangible fixed assets	1,129	1,088
Financial fixed assets	51	55
	1,431	**1,330**
Inventories / debtors	918	866
Short-term liabilities	– 613	– 579
Operating working capital	**305**	**287**
	1,736	**1,617**
Financed by:		
Net interest-bearing debt *	842	689
Provisions	378	381
Group equity	516	547
* *Incl. subordinated debt and liquid funds*	**1,736**	**1,617**

CONSOLIDATED CASH FLOW STATEMENT *(x € million)*	2003/04	2002/03
Operating result	61	304
of which included in investment activities:		
Operating result on discontinued activities	– 3	162
Operating result on continued activities	**64**	**142**
Depreciation and amortisation of goodwill	174	147
Movement of operational working capital and other movements	4	31
Cash flow from business operations continuing activities	**242**	**320**
Financial income and expenditures / tax paid on income	– 68	– 76
Cash flow from operating activities	**174**	**244**
Cash flow from investment activities		
Net investments (divestments) in fixed assets	– 188	– 193
Net investments (divestments) in Group companies	– 87	162
Cash flow from financing activities		
Dividend and buy-back of own shares	– 39	– 54
Movements in long-term liabilities	171	– 150
Balance of cash flows	**31**	**9**

STOCKHOLDERS' EQUITY STATEMENT *(x € million)*	2003/04	2002/03
Balance at February 1	**547**	**396**
Net result	9	202
Dividend paid	– 38	– 35
Buy-back of own shares	– 1	– 19
Other movements	– 1	3
Balance at January 31	**516**	**547**

Change in definition of turnover

Due to a revision of the Dutch annual reporting guidelines for the presentation of revenues (RJ270) the turnover figures published over the past and previous financial years have been adjusted. The changes relate mainly to a few franchise or concessionary turnover components and to revenue from the sale of certain services. The changes have minimal influence on the earlier published rise or fall percentages of the net turnover for the past financial year. For the purpose of comparison the table below shows the adjusted quarterly turnovers of 2003/04 and the previous fiscal year.

(x € million)	2002/03 I	2002/03 II	2002/03 III	2002/03 IV	2003/04 I	2003/04 II	2003/04 III	2003/04 IV
HEMA	216	212	235	248	219	207	244	248
V&D	200	195	222	238	201	181	217	213
Bijenkorf	85	79	108	117	90	77	115	117
Do-It-Yourself	230	308	269	256	293	333	307	287
Fashion	103	123	115	115	111	129	108	109
Consumer electronics	132	144	150	189	136	143	142	182
Other activities / holding	7	7	12	12	9	8	11	14
Total	**973**	**1,068**	**1,111**	**1,175**	**1,059**	**1,078**	**1,144**	**1,170**

OTHER INFORMATION (continued activities)	2003/04	2002/03
Average number of common shares in issue (x million)	89.3	90.5
Net interest-bearing debts / EBITDAR * (rent adjusted; on a 12 month rolling basis)	4.8x	4.3x
EBITDAR * / financial income and expenditures (rent adjusted; on a 12 month rolling basis)	4.4x	4.6x
Gearing (net interest-bearing debts / shareholders' equity)	164%	126%
Operating margin (operating result / net turnover **)	1.6%	3.2%
Return on retail operating capital	5.1%	10.7%

* *Excl. extraordinary income & expenses in both fiscal years*
** *Adjusted for the purpose of comparison*

	Jan. 31, 2004	Jan. 31, 2003
Number of stores	1,766	1,673
Number of employees (FTE)	26,975	27,193

FINANCIAL AGENDA

Annual General Meeting of Shareholders	Early June 2004
First quarter report 2004/05	June 2, 2004
Half-yearly report 2004/05	September 7, 2004
Third quarter report 2004/05	November 30, 2004
Turnover figures 4th quarter and fiscal year 2004/05	February 16, 2005
Annual figures 2004/05	April 5, 2005

File no. 82_4120

VENDEXKBB

PRESS RELEASE

Amsterdam, April 6, 2004

Marcel Smits leaves Vendex KBB to become CFO at KPN

M.H.M (Marcel) Smits, Chief Financial Officer, leaves Vendex KBB in view of the intended appointment as CFO at KPN. The resulting vacancy in the board of management will be filled in as soon as possible. Mr Smits will remain on as member of the board ultimately until September 1 next.

Mr Smits has joined Vendex KBB as member of the board of management in April 1999. In the past five years he has made an important contribution to the transformation of the group which has been formed through the merger of Vendex and KBB to a focused and more internationally orientated company.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

PERSBERICHT

VENDEXKBB

Amsterdam, 6 april 2004

Marcel Smits verlaat Vendex KBB wegens benoeming tot CFO bij KPN

Mr. drs. M.H.M. (Marcel) Smits RA (42), Chief Financial Officer, verlaat Vendex KBB in verband met de voorgenomen benoeming tot CFO bij KPN. In de vacature die hierdoor in de hoofddirectie van ontstaat, zal zo spoedig mogelijk worden voorzien. De heer Smits blijft tot uiterlijk 1 september aan als lid van de hoofddirectie van Vendex KBB.

De heer Smits is in april 1999 als lid van de hoofddirectie in dienst getreden van Vendex KBB. Hij heeft de afgelopen vijf jaar een belangrijke bijdrage geleverd aan de omvorming van het door de fusie tussen Vendex en KBB ontstane concern tot een gefocuste en meer internationaal georiënteerde onderneming.

Public relations
Peter van Bakkum, tel. 020 - 5490 432

Investor relations
Marius Zomer, tel. 020 - 5490 509